EXHIBIT 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”) 25 York Street, 17th Floor Toronto, Ontario M5J 2V5

2.	Date of Material Change

October 10, 2012

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on October 10, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On October 10, 2012 Kinross announced the departure of its Chief Financial Officer.

5.	Full Description of Material Change

On October 10, 2012 Kinross announced that Executive Vice-President and Chief Financial Officer Paul H. Barry will be leaving the Company and pursuing other interests. The Company is conducting a full search for a suitable replacement. Mr. Barry will remain in his role until a new Chief Financial Officer is appointed and will assist the new CFO during an agreed transition period.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

October 10, 2012